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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)1

Neurobiological Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00064124W1

(Cusip Number)

Arthur Rock
One Maritime Plaza, #1220
San Francisco, CA 94111
Telephone: (415) 981-3921

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00064124W1			Page 2 of 5

1.	Name of Reporting Person: Arthur Rock		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,344,470 shares of Common Stock[2]

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 1,344,470 shares of Common Stock[2]

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,344,470 shares of Common Stock[2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.39%

14.	Type of Reporting Person (See Instructions): IN

[2]	Consists of (i) 505,399 shares of Common Stock, (ii) 300,000 shares of Common Stock issuable upon exercise of Common Stock purchase warrants, (iii) 500,000 of Common Stock issuable upon the conversion of Series A Preferred Stock and (iv) 39,071 shares of Common Stock issuable upon exercise of stock options. Excludes 2,018 shares of Common Stock held by Toni Rembe Rock (the Reporting Person's spouse) for which Reporting Person disclaims beneficial ownership.

Page 2 of 5 Pages

ITEM 1.	Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to the Common Stock (“Common Stock”) of Neurobiological Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1387 Marina Way South, Richmond, California 94804.

ITEM 2.	Identity and Background.

This Statement is filed on behalf of Arthur Rock (the “Reporting Person”).

(a) Arthur Rock

(b) One Maritime Plaza, #1220 San Francisco, CA 94111

(c) Venture Capital

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On February 28, 2001, the Reporting Person purchased 55,473 shares of Common Stock, pursuant to a “cashless exercise” of a stock purchase warrant (the “Warrant”) to purchase 100,000 shares of Common Stock, thereby relinquishing 44,527 shares of Common Stock issuable pursuant to the Warrant.

ITEM 4.	Purpose of the Transaction.

The Reporting Person purchased the shares of Common Stock for investment purposes. The Reporting Person does not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j).

Page 3 of 5 Pages

ITEM 5.	Interest in Securities of the Issuer.

(a) As of the date of this Statement, the Reporting Person beneficially owns 1,344,470[2] shares of the Issuer’s Common Stock, representing approximately 7.39% of the Issuer’s outstanding shares of Common Stock.

(b) Except pursuant to applicable community property laws, the Reporting Person has sole power to vote and to direct the vote of, and sole power to dispose or to direct the disposition of 1,344,470[2] shares of the Issuer’s Common Stock.

(c) Recent Transactions: See Item 3 above concerning Reporting Person’s warrant exercise. On the date below, the Reporting Person sold Common Stock in public sales at the average price per share shown below.

Date of Sale	Number of Shares Sold	Average Price Per Share

June 20, 2003	300,000	$3.6976

(d) Except pursuant to applicable community property laws, no other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person on the date of this Statement.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Materials to be Filed as Exhibits.

Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2003.

/s/ Arthur Rock

Arthur Rock

Page 5 of 5 Pages